UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

B.O.S. Better Online Solutions Ltd.

(Name of Issuer)

Ordinary Shares, NIS 4.00 par value per share

(Title of Class of Securities)

M20115107

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. M8215W109	Page 2 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) DS Apex Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 1,589,966 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 1,589,966 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1589,966 Ordinary Shares [1]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 15.94%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[1] Includes nontraded options to purchase 270,907 Ordinary Shares.

CUSIP No. M8215W109	Page 3 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Apex Investments Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 500,157 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 500,157 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500,157 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. M8215W109	Page 4 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuvalim Pension Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
	6	SHARED VOTING POWER 440,798 Ordinary Shares
	7	SOLE DISPOSITIVE POWER -
	8	SHARED DISPOSITIVE POWER 440,798 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 440,798 Ordinary Shares [2]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.42%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[2] Includes nontraded options to purchase 75,894 Ordinary Shares.

CUSIP No. M8215W109	Page 5 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Yuvalim Provident and Hishtalmut Fund Management Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 614,772 Ordinary Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 614,772 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 614,772 Ordinary Shares[3]
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.16%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

[3] Includes nontraded options to purchase 195,013 Ordinary Shares.

CUSIP No. M8215W109	Page 6 of 11

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Apex Mutual Funds Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Israel
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -
	6	SHARED VOTING POWER 34,239 Ordinary Shares
	7	SOLE DISPOSITIVE POWER
	8	SHARED DISPOSITIVE POWER 34,239 Ordinary Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 34,239 Ordinary Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.34%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a)	Name of Issuer:

B.O.S. Better Online SolutionsLtd.

Item 1(b)	Address of Issuer’s Principle Executive Offices:

20 Freiman Street, Rishon LeZion, 75100, Israel

Item 2(a)	Name of Person Filing:
1.	DS Apex Holdings Ltd.
2.	Apex Investments Ltd.
3.	Yuvalim Pension Fund Ltd.
4.	Yuvalim Provident and Hishtalmut Fund Management Ltd.
5.	Apex Mutual Funds Ltd.

Apex Investments Ltd. (“Investments”), Yuvalim Pension Fund Ltd (“Pension”) and Apex Mutual Funds Ltd. (“Mutual”) are wholly-owned subsidiaries of DS Apex Holdings Ltd. (“Holdings”). Yuvalim Provident and Hishtalmut Fund Management Ltd. (“Provident”) is a wholly-owned subsidiary of Pension.

Item 2(b)	Address of Principle Business Office or, if None, Residence: 23 Yehuda Halevy Street, Tel Aviv 65136 Israel

Item 2(c)	Citizenship:
DS Apex Holdings Ltd. - Israel
Apex Investments Ltd. - Israel
Yuvalim Pension Fund Ltd. - Israel
Yuvalim Provident and Hishtalmut Fund Management Ltd. - Israel
Apex Mutual Funds Ltd. - Israel

Item 2(d)	Title of Class of Securities: Ordinary Shares, NIS 4.00 par value per share

Item 2(e)	CUSIP Number: M20115107

Item 3	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b):

Item 4	Ownership:

(a)	Amount Beneficially Owned:

See row 9 of cover page of each reporting person. Pension, Provident and Mutual hold the investment power and the voting power over the securities owned by the pension funds, the provident funds and the mutual funds managed by them. Any economic interest or beneficial ownership in any of the securities beneficially owned by Pension, Provident and Mutual is held for the benefit of the members of the pension funds, the provident funds and the mutual funds, as the case may be. Holdings is the beneficial owner of the shares held by Investments.

(b)	Percent of Class:

See row 11 of cover page of each reporting person

(c)	Number of Shares as to which such person has:

(i)	sole power to vote
See row 5 of cover page of each reporting person

(ii)	shared power to vote
See row 6 of cover page of each reporting person and note in Item 4(a) above

(iii)	sole power to dispose or to direct the disposition of
See row 7 of cover page of each reporting person

(iv)	shared power to dispose or to direct the disposition of
See row 8 of cover page of each reporting person and note in Item 4(a) above

Item 5	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting persons has ceased to be the beneficial owner of more than five percent of the class of securities, check the following N.A.

Item 6	Ownership of More Than Five Percent on Behalf of Another Person:

The pension funds, provident funds and mutual funds managed by Pension, Provident and Mutual have the right to receive dividends and proceeds from the sale of the securities reported on this statement for the benefit of the members of such funds.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

N.A.

Item 8	Identification and Classification of Members of the Group:

N.A.

Item 9	Notice of Dissolution of the Group:

N.A.

Item 10	Certification:

N.A.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

July 23, 2008

DS Apex Holdings Ltd. /s/ Ido Neuberger —————————————— By: Ido Neuberger Title: CEO

Apex Investments Ltd. /s/ Ido Neuberger —————————————— By: Ido Neuberger Title: CEO

Yuvalim Pension Fund Ltd. /s/ Eyal Shlesinger —————————————— By: Eyal Shlesinger Title: CEO

Yuvalim Provident and Hishtalmut Fund Management Ltd. /s/ Barouch Sagi —————————————— By: Barouch Sagi Title: Acting CEO

Apex Mutual Funds Ltd. /s/ Dudi Katash —————————————— By: Dudi Katash Title: CEO

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION

Exhibit 1	Agreement of Joint Filing